SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A. A Publicly-held Company CNPJ/MF No. 42.150.391/0001-70 NIRE 29.300.006.939

NOTICE TO SHAREHOLDERS

BRASKEM S.A. (“Braskem”), in addition to the information disclosed in the Material Fact of June 01, 2010, informs that its shareholders and the shareholders of its controlled company Quattor Participações S.A. (“Quattor”), gathered in the respective general meetings held on June 18, 2010, approved the merger of Quattor’s shares by Braskem, aiming to make Quattor a wholly-owned subsidiary of Braskem, through the transfer of all of the shares issued by Quattor to Braskem (“Merger of Shares”).

As a result of the approval of the Merger of Shares, Quattor’s shareholders shall receive Braskem’s shares, based on the replacement ratio of 0.188558631820 common share of Braskem for each common share issued by Quattor. In consequence, 18.000.087 new common shares of Braskem will be issued, and its subscribed and totally paid up share capital shall then become R$ 8,016,666,794.47, represented by 798,832,552 shares, of which 451,669,063 are common shares, 346,569,671 are class “A” preferred shares and 593,818 are class “B” preferred shares, all registered and nonpar.

1. Right to Withdraw

Under article 137 of Law No. 6,404/76, only the shareholders who hold common and class “B” preferred shares of Braskem, who dissent from the resolution of the general meeting that approved the Merger of Shares shall have the right to withdraw from Braskem (“Right to Withdraw”), being entitled to the reimbursement of its shares for the equity value of R$ 9.15237722 per share, ascertained based on the last balance approved by the annual general meeting of Braskem’s shareholders, and prepared on December 31, 2009.

The holders of class “A” preferred shares issued by Braskem shall not have the Right to Withdraw, since such shares have liquidity and dilution in the market, as provided for in article 137, II of Law No. 6,404/76.

The Right to Withdraw may be exercised by the dissenting shareholders only in relation to all of the common and/or class “B” preferred shares provenly held by such shareholders, without interruption, from January 22, 2010, before the opening of the market, which is the date of publication of the Material Fact that informed the market of the Merger of Shares, up to the date of the actual exercise of the Right to Withdraw. The shares acquired on and after January 22, 2010 shall not grant their holder the Right to Withdraw in relation to the merger of Shares.

The dissenting shareholder that wishes to exercise the Right to Withdraw shall expressly manifest their intention of doing so within thirty (30) days, counting from the date of publication of the minutes of the Company’s general meeting that resolved on the Merger of Shares, until June 19, 2010. The payment of the amount to be reimbursed by Braskem shall depend on the execution of the transaction, as established in article 230 of the Corporation Law and, if it is executed, payment shall be made as of  August 2, 2010, upon credit of the corresponding amount to the escrow agent of the shares issued by Braskem, Itaú Unibanco S.A. (“Itaú Unibanco”), which will make, directly or through a custodian, the payment to the dissenting shareholders, based on the respective registration data and the shareholding status on January 22, 2010, before the opening of the market.

2. Form of Exercise of the Right to Withdraw

The shareholders of common and class “B” preferred shares of Braskem who wish to exercise the Right to Withdraw shall, within the term set forth above, go to one of the branches of Itaú Unibanco indicated below, during the bank’s working hours, and fill out the corresponding form available at the financial institution itself; to that end, the shareholders shall deliver certified copies of the following documents:

(i) Individual Shareholder: Identity Card, Individual Taxpayer’s Register (CPF) and proof of address.

(ii) Corporate Shareholder: A certified copy of the latest restated bylaws or articles of incorporation, the National Register of Legal Entities (CNPJ) enrollment card, corporate documents granting representation powers and certified copies of the CPF, the Identity Card and the proof of address of its representatives.

The shareholders whose shares are in custody of the Asset Custody Central Office of the BM&FBOVESPA, if they so wish, shall exercise their Right to Withdraw through its custody agents.

The shareholders represented by an attorney-in-fact shall deliver, besides the abovementioned documents, the respective power of attorney, which shall contain special powers for the attorney-in-fact to manifest, on behalf thereof, the exercise of the Right to Withdraw and request the reimbursement of the shares.

Agência Especializada Valores Mobiliários Brasília
Contact: Constancia Maria S. de Oliveira
SCS Quadra 3 – Edif. D’Angela, 30 – Bloco A, Sobreloja
Centro – Brasília/DF, CEP: 70300-500
Tel: 61 3316 4850

Agência Especializada Valores Mobiliários Belo Horizonte

Contact: Jussara Maria Miranda de Souza
Av. João Pinheiro, 195 – Subsolo
Centro – Belo Horizonte/MG, CEP: 30130-180
Tel: 31 3249 3534

Agência Especializada Valores Mobiliários Curitiba
Contact: Márcia Regina de N. Machado
R. João Negrão, 65 – Sobreloja
Centro – Curitiba/PR, CEP: 80010-200
Tel: 41 3320 4128

Agência Especializada Valores Mobiliários Porto Alegre
Contact: Sandra Ferreira da Silva
R. Sete de Setembro, 746 – Térreo
Centro – Porto Alegre/RS, CEP: 90010-190
Tel: 51 3210 9150

Agência Especializada Valores Mobiliários Rio de Janeiro
Contact: Mônica Lopes Carvalho Rodrigues
R. Sete de Setembro, 99 – Subsolo
Centro – Rio de Janeiro/RJ, CEP: 20050-005
Tel: 21 2508 8086

Agência Especializada Valores Mobiliários São Paulo
Contact: Cláudia A. Germano Vasconcellos
R. Boa Vista, 176 – 1 Subsolo
Centro - São Paulo/SP, CEP: 01092-900
Tel: 11 3247 3139

Agência Especializada Valores Mobiliários Salvador
Contact: Watson Carlos Passos Barreto
Av. Estados Unidos, 50 - 2º AND - (ED SESQUICENTENÁRIO)
Comércio - Salvador/BA, CEP: 40020-010
Tel: 55 71 3319 8010

3. Additional Information about the Right to Withdraw

The dissenting shareholders may, at the time of withdrawal, request that a special balance sheet of Braskem be prepared, pursuant to the provisions in paragraph 2 of article 45 of Law No. 6,404/76. In this case, after the lapse of time established for the Merger of Shares to be reconsidered, pursuant to paragraph 3 of article 137 of Law No. 6,404/76, the shareholder shall receive 80% of the amount to be reimbursed, and the remaining balance, if any, shall be paid within 120 days counted from the date of  the extraordinary general meeting’s resolution that approved the Merger of Shares.

Additional information may be obtained from the Investor Relations Department of Braskem, through the number (11) 3576-9531 or the email braskem-ri@braskem.com.br.

São Paulo, June 18, 2010.

Marcela Drehmer

Financial and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.